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                                                                       EXHIBIT 7



Article Ninth of the Amended and Restated Certificate of Incorporation of Proxima Corporation states that:

        To the fullest extent permitted by the Delaware General Corporation Law as the same exists or as it may hereafter be amended, no director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

        Neither any amendment nor repeal of this Article, nor the adoption of any provision of this Restated Certificate of Incorporation inconsistent with this Article, shall eliminate or reduce the effect of this Article in respect of any matter occurring, or any cause of action, suit or claim that, but for this Article, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.